

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2011

Via E-mail
Lee Schram
Chief Executive Officer
Deluxe Corporation
3680 Victoria Street North
Shoreview, MN 55126-2966

      Re: Deluxe Corporation
              Registration Statement on Form S-4
              Filed November 22, 2011
              File No. 333-178125

Dear Mr. Schram:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the offering of 7.00% Senior Notes due 2019 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Exhibit 5.1

2. Refer to the fourth paragraph on page 2. Please revise the second sentence of this paragraph to limit the assumption to parties other than the Company and the Minnesota

Guarantors. Alternatively, please explain why this assumption is appropriate and does not otherwise assume a conclusion necessary to an opinion that the Company and the Minnesota Guarantors are validly existing, have the power to create the obligation, and have taken the required steps to authorize entering into the obligation under the laws of Minnesota.

3. Refer to the Table of Additional Registrants. Safeguard Holdings, Inc., a Texas corporation, is listed as a co-registrant Guarantor. However, counsel's opinion is limited to the laws of Delaware, Minnesota, and New York and excludes Safeguard Holdings, Inc. from the definition of Opinion Guarantors. Please revise the opinion to cover the laws of Texas and to include the Texas Guarantor in the definition of Opinion Guarantors or file an opinion from local counsel that Safeguard Holdings, Inc., is validly existing, has the power to create the obligation, and has taken the required steps to authorize entering into the obligation under the laws of Texas. For guidance, refer to section II.B.1.e of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (Oct. 14, 2011).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions you may have.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Steven Khadavi, Esq.
        Dorsey & Whitney LLP